Exhibit 21

SUBSIDIARIES OF HICKORYTECH CORPORATION

Name of Subsidiary	Jurisdiction of Incorporation
Mankato Citizens Telephone Company	Minnesota
Mid-Communications, Inc.	Minnesota
Cable Network, Inc.	Minnesota
Heartland Telecommunications Company of Iowa, Inc.	Minnesota
Crystal Communications, Inc.	Minnesota
National Independent Billing, Inc.	Minnesota
Enventis Telecom, Inc.	Minnesota
Enterprise Integration Services, Inc.	Minnesota
IdeaOne Telecom, Inc.	Minnesota

All such subsidiaries are 100% owned by HickoryTech Corporation. The financial statements of all such subsidiaries are included in the Consolidated Financial Statements of HickoryTech Corporation. HickoryTech Corporation is incorporated in Minnesota.